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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                 SCHEDULE 14F-1

             INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14(F)-1 THEREUNDER


                                WEBTRONICS, INC.
               (Exact name of company as specified in its charter)



            Florida                                                  65-1106840
 (State or other jurisdiction of           33-63474                (IRS Employer
 incorporation or organization)     (Commission File Number)          Id. No.)



                              420 Lexington Avenue
                            New York, New York 10170
          (Address of principal executive offices, including zip code)


                                 (212) 672-9190
                (Company's telephone number, including area code)


                                 March 19, 2002

                                  INTRODUCTION

      This Statement is being furnished to all holders of record at the close of business on March 19, 2002 of the common stock, par value $0.0001 per share ("Common Stock"), of Webtronics, Inc. (the "Company") in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 ("Exchange Act") and Rule 14f-1 promulgated thereunder.

      The Company anticipates that a Special Meeting of the Board of Directors of the Company will be held on or about March 29, 2002 to effectuate, among other things, a restructuring of the Board. At or immediately after such meeting, it is anticipated that Mr. Kevin Monahan will resign as director of the Company, effective upon the appointment of Yanina Wachtfogel to the Board as the new director. Mr. Monahan will not resign from the Board of Directors and the person appointed as the new director will not begin to serve as such, until after the expiration of the 10-day period beginning on the later of the date of the filing of this Statement with the Securities and Exchange Commission pursuant to Rule 14f-1 or the date of mailing of this Statement to the Company's stockholders.

      By virtue of the change in the composition of the Board, there may be deemed to be, on the date the new directors referred to above take office, a change in control of the Company.

      As of March 19, 2002, the Company had issued and outstanding 1,054,500 shares of Common Stock, par value $0.0001 per share, the Company's only class of voting securities which would be entitled to vote for the director at a stockholders meeting if one were to be held, each share being entitled to one vote.

      This information statement is being mailed to stockholders of record as of March 19, 2002 and filed with the Securities and Exchange Commission on March 19, 2002.

      NO ACTION IS REQUIRED BY OUR STOCKHOLDERS IN CONNECTION WITH THE APPOINTMENT OF ANY DIRECTOR

      NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.


                                CHANGE IN CONTROL

      On March 15, 2002, Kevin Monahan, the Company's then President, Secretary, Treasurer and the Director as well as certain other shareholders entered into agreements with Callisto Pharmaceuticals, Inc., pursuant to which Callisto Pharmaceuticals, Inc. purchased approximately 99.7% of the issued and outstanding shares of Common Stock of the Company, totaling 1,051,336 shares from Mr. Monahan and the certain other shareholders for an aggregate purchase price of $400,000 and Mr. Monahan agreed to resign his offices at the Company and his position on the Board of Directors effective as soon as permissible pursuant to Rule 14F-1 of the Securities Exchange Act of 1934, as amended. Provided that such condition is satisfied, it is expected that Yanina Wachtfogel will be appointed Director and President.

      Please read this Information Statement carefully. It describes certain terms of the agreements and contains certain biographical and other information concerning the executive officers and directors after the closing of the transactions contemplated by the agreements described herein. Additional information about the transactions contemplated by the agreement described herein and the business of the Company will be contained in the Company's Current Report on Form 8-K, to be filed with the SEC. All Company filings, and exhibits thereto, may be inspected without charge at the public reference section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 or obtained on the SEC's website at www.sec.gov.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

      The following table sets forth certain information regarding the beneficial ownership of the common stock as of March 19, 2002 of (i) each person known to the Company to beneficially own more than 5% of the common stock, (ii) each director and director nominee of the Company, (iii) each executive officer of the Company for whom information is given in the Summary Compensation Table, and (iv) all directors and executive officers of the Company as a group.


                                               Amount of
                    Name and Address of        Beneficial
  Title Of Class    Beneficial Owner (1)      Ownership (2)  Percentage of Total
  --------------    --------------------      -------------  -------------------

   Common Stock     Callisto Pharmaceuticals,   1,051,336             99.7%
                    Inc.

   Common Stock     Thomas E. Constance         1,051,336 (3)         99.7%

   Common Stock     Gabriel M. Cerrone          1,051,336 (3)         99.7%

   Common Stock     Donald G. Drapkin           1,051,336 (3)         99.7%

   Common Stock     Dr. David Ho                1,051,336 (3)         99.7%

   Common Stock     Dr. Eric A. Rose            1,051,336 (3)         99.7%

   Common Stock     Mr. Kevin Monahan,               3164              0.3%
                    3858 Coral Tree Circle #308
                    Coconut Creek, Florida
                    33073

   Common Stock     Yanina Wachtfogel                  --                --

   Common Stock     All Officers and                 3164              0.3%
                    Directors as a group


      (1) Unless otherwise indicated the address of each beneficial owner identified is 420 Lexington Avenue, New York, NY 10170.

      (2) Unless otherwise indicated, each person has sole investment and voting power with respect to the shares indicated. For purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of any shares as of a given date which such person has the right to acquire within 60 days after such date. For purposes of

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

            computing the percentage of outstanding shares held by each person or group of persons named above on a given date, any security which such person or persons has the right to acquire within 60 days after such date is deemed to be outstanding for the purpose of computing the percentage ownership of such person or persons, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

      (3) Although the members of the Callisto Pharmaceuticals, Inc. Board of Directors may be deemed to beneficially own 1,051,336 shares of Common Stock owned by Callisto Pharmaceuticals, Inc. for the purposes of Section 13 of the Securities Exchange Act of 1934, due to their serving on the Callisto Pharmaceuticals, Inc. Board of Directors, each of Thomas E. Constance, Gabriel M. Cerrone, Donald G. Drapkin, Dr. David Ho and Dr. Eric A. Rose disclaims beneficial ownership of such shares.

                                LEGAL PROCEEDINGS

      The Company is not aware of any legal proceedings in which any director, officer or affiliate of the Company, any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any associate of any such director, officer, affiliate of the Company, or security holder, is a party adverse to the Company or has a material interest adverse to the Company.


               DIRECTORS, DIRECTOR NOMINEES AND EXECUTIVE OFFICERS

      The Company anticipates that a Special Meeting of the Board of Directors of the Company will be held on or about March 29, 2002 to effectuate, among other things, a restructuring of the Board. At or immediately after such meeting, it is anticipated that Mr. Kevin Monahan will resign as director of the Company effective upon the appointment of Yanina Wachtfogel to the Board as the new director. The following table sets forth, as of March 19, 2002, the name and age of the current director and the director nominee, position(s) with the Company, the period they have served as a director, any family relationships with any other director or executive officer of the Company, data on their business backgrounds and the names of public companies and other selected entities for which they also serve as directors.

      --------------------------------------------------------------------------
      Name                 Age                        Position
      --------------------------------------------------------------------------
      Kevin Monahan        29                         Director
      --------------------------------------------------------------------------
      Yanina Wachtfogel    44                         Director Nominee
      --------------------------------------------------------------------------

      Kevin Monahan has served as our President, Secretary and Treasurer from the Company's inception on February 2, 2001, until March 15, 2002. Mr. Monahan has also served as the Director since the Company's inception on February 2, 2001. From December 2001 to the present, Mr. Monahan served as President of Monahan Consulting, Inc., a corporate consulting company. Kevin Monahan, from November 1999 until April 2001 was engaged as a consultant to Program Trading Corp. Mr. Monahan consulted to the creation of a computer network for the new expansion of the company. From 2000 to present, Mr. Monahan is a Chief Operating Officer, Chief Technical Officer, and a member of the Board of Directors of Reef Trading Corp., a developmental stage company, Mr. Monahan's duties are to design a computer network as he had done at Program Trading Corp. and to initiate the expansion of the facilities needed to grow its business. Mr. Monahan was employed by Onsite Trading Corp, as a professional trader from December 1995 until April 2000.

      Yanina Wachtfogel is a director nominee and commenced her service as our President on March 15, 2002. Ms. Wachtfogel is also the Chief Operating Officer of Callisto Pharmaceuticals, Inc. She is a fellow of the American Heart Association and member of the American Society of Hematology, American Society of Thrombosis and Hemostasis. Before joining Callisto Pharmaceuticals, Inc., from October 1999 until February 2001, she was Senior Manager of Scientific Affairs at Bristol-Myers Squibb in the Oncology/Immunology Division where she established a Medical Science Associate Program in the field of HIV/AIDS. Previous to that, from February 1996 to October 1999, Ms. Wachtfogel was a Medical Education Specialist at Merck & Co., Inc. Ms. Wachtfogel spent 13 years at Temple University Hospital where she directed many clinical research studies, as well as basic science research, in the Thrombosis Research Center at Temple University School of Medicine. Her specialties include Thromboembolic Disease Medicine and HIV/AIDS.

      Management is not aware of any family relationships among any of the directors or director nominees.

      There were no events that occurred during the past five years that are material to an evaluation of the ability or integrity of any director or person nominated to become a director of the Company.

                                   MANAGEMENT

      Set forth below, for each executive officer of the Company, is information regarding their age as of March 19, 2002, position(s) with the Company, the period they have served as an officer and any family relationship with any other director or executive officer of the Company.

      --------------------------------------------------------------------
      Name                 Age              Position
      --------------------------------------------------------------------
      Yanina Wachtfogel    44               President and Director Nominee
      --------------------------------------------------------------------

      Yanina Wachtfogel is a director nominee and commenced her service as our president on March 15, 2002. Ms. Wachtfogel is also the Chief Operating Officer of Callisto Pharmaceuticals, Inc. She is a fellow of the American Heart Association and member of the American Society of Hematology, American Society of Thrombosis and Hemostasis. Before joining Callisto Pharmaceuticals, Inc., from October 1999 until February 2001, she was Senior Manager of Scientific Affairs at Bristol-Myers Squibb in the Oncology/Immunology Division where she established a Medical Science Associate Program in the field of HIV/AIDS. Previous to that, from February 1996 to October 1999, Ms. Wachtfogel was a Medical Education Specialist at Merck & Co., Inc. Ms. Wachtfogel spent 13 years at Temple University Hospital where she directed many clinical research studies, as well as basic science research, in the Thrombosis Research Center at Temple University School of Medicine. Her specialties include Thromboembolic Disease Medicine and HIV/AIDS. Ms. Wachtfogel has been a visiting research scientist at several international laboratories, and has published numerous articles in peer-reviewed journals.

      Management is not aware of any family relationships among any of the executive officers.

      There were no events that occurred during the past five years that are material to an evaluation of the ability or integrity of any executive officer of the Company.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      None of the Company's directors or officers, nor any proposed nominee for election as one of our director, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to our outstanding shares, nor any of our promoters, nor any relative or spouse of any of the foregoing persons has any material interest, direct or indirect, in any transaction, in which the amount involved exceeds $60,000, since the date of our incorporation or in any presently proposed transaction which, in either case, has or will materially affect us.

                        COMPLIANCE WITH SECTION 16(A) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

     Pursuant to Section 16(a) of the 1934 Act and the rules thereunder, the Company's executive officers and directors and persons who own more than 10% of a registered class of the Company's equity securities are required to file with the Securities and Exchange Commission and The Nasdaq Stock Market, Inc. reports of their ownership of, and transactions in, the Company's Common Stock. Based solely on a review of copies of such reports furnished to the Company, or written representations that no reports were required, the Company believes that during the fiscal year ended December 31, 2001 its executive officers and directors complied with the Section 16(a) requirements.

                                   COMMITTEES

The Company does not have any standing audit, nominating, or compensation committees of the Board, or committees performing similar functions.

                       MEETINGS OF THE BOARD OF DIRECTORS

The Board held one meeting during the fiscal year ended December 31, 2001.


                COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

      The following table sets forth the total compensation paid or accrued for the year ended December 31, 2001 for Webtronics, Inc.'s President.


                                        Summary Compensation Table

---------------------------------------------------------------------------------------------------------------------
                               Annual Compensation                     Long Term Compensation
                   ------------------------------------------   -------------------------------------
                                                                 Awards                    Payouts
                                                                -----------------------   -----------
                                                                             Securities
Name and                                                       Restricted    Underlying                   All Other
Principal                                      Other Annual      Stock       Options/        LTIP       Commpensation
Position       Year   Salary ($)  Bonus ($)   Compensaton ($)  Award(s)($)    SARs (#)     Payouts ($)      ($)
---------------------------------------------------------------------------------------------------------------------
Kevin Monahan,  2001     -0-         -0-           -0-            -0-          -0-            -0-            -0-
President,
Secretary,
Treasurer and
Director
---------------------------------------------------------------------------------------------------------------------

      Option Grants for the Year Ended December 31, 2000

      The following table sets forth grants of stock options to Webtronics, Inc.'s President for the year ended December 31, 2001.

                        Option Grants in Last Fiscal Year

--------------------------------------------------------------------------------
                                            Individual Grants
                           ----------------------------------------------------
                                         Percent of
                                           Total
                            Number of     Options
                            Securities   Granted to    Exercise
                            Underlying   Employees     Price per
                              Options    in Fisca  l     Share      Expiration
Name                        Granted (#)  Year (%)        ($/SH)       Date
-------------------------------------------------------------------------------
Kevin Monahan,                  -0-          N/A          N/A          N/A
President, Secretary,
Treasurer and Director
-------------------------------------------------------------------------------

      Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

      The following table provides certain summary information concerning stock options held as of December 31, 2001 by Webtronics, Inc. President.

--------------------------------------------------------------------------------
                                                                      Value of
                                                                    Unexercised
                                                       Unexercised  In-The-Money
                       Common Shares     Aggregate      Options at    Options
                        Acquired on    Value Realized  Fiscal Year   at Fiscal
  Name                  Exercise (#)        ($)          End (#)    Year-End($)
--------------------------------------------------------------------------------
Kevin Monahan,              -0-             N/A             N/A          N/A
President, Secretary,
Treasurer and Director
--------------------------------------------------------------------------------

      OUTSTANDING  STOCK  OPTIONS

      The Company has not granted any options to purchase Common Stock and does not have any outstanding options to purchase Common Stock. Accordingly, the Company's officers and directors do not hold any options to purchase shares of Common Stock.

      Employment Contracts and Directors Compensation

      None of the Company's current officers or directors receive any compensation for their services.

                                    SIGNATURE

      In accordance with Section 13 or 15(d) of the Exchange Act, the Company caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  WEBTRONICS, INC.


                                  By: /s/ Yanina Wachtfogel
                                     ----------------------------------
                                     Yanina Wachtfogel
                                     President


Dated: March 19, 2002




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